Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER LP,

NAUTILUS MERGER SUB LLC

and

SEMGROUP CORPORATION

Dated as of September 15, 2019

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- ii -

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 15, 2019, is by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Nautilus Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and SemGroup Corporation, a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) resolved to recommend adoption of this Agreement by its stockholders, and (e) directed that this Agreement be submitted to the stockholders of the Company for its adoption;

WHEREAS, the Board of Directors of LE GP, LLC, a Delaware limited liability company and the sole general partner of Parent (“Parent GP”), has (a) determined that it is in the best interests of Parent and the unitholders of Parent, and declared it advisable, for Parent to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Unit Issuance;

WHEREAS, Parent, as the sole member of Merger Sub has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement; and

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that the Company and WP SemGroup Holdco, LLC (“Warburg”), simultaneously herewith, enter into a Support Agreement, dated as of the date hereof (as may be amended, the “Support Agreement”), pursuant to which, among other things, Warburg agrees to vote in favor of this Agreement, the Merger and the other transactions contemplated hereby, and agrees to amend the Certificate of Designations as provided in the Support Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), Merger Sub shall be merged with and into the Company, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, at 10:00 a.m., local time, on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the Delaware LLC Act in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the Delaware LLC Act (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL and the Delaware LLC Act.

Section 1.5 Charter and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. The persons listed on Section 1.6 of the Parent Disclosure Schedule shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) Subject in each case to Section 2.1(e) and Section 2.1(f), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holders of any securities of Parent, the Company or Merger Sub, each share of Class A Common Stock, par value $0.01 per share, of the Company (such shares, collectively, “Company Common Stock” and each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, Subsidiary Shares and Dissenting Shares) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”): (i) $6.80 in cash, without interest (the “Per Share Cash Amount”), and (ii) 0.7275 (the “Exchange Ratio”) common units representing limited partner interests in Parent having the rights and obligations specified with respect to Common Units in the Parent Partnership Agreement (the “Common Units”).

(b) Treatment of Company Preferred Stock. Each share of Series A Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) outstanding immediately prior to the Effective Time shall, at the election of the holders of a majority of such shares of Company Preferred Stock in accordance with that certain Certificate of Designations of Series A Cumulative Perpetual Convertible Preferred Stock of SemGroup Corporation, filed with the Secretary of State of the State of Delaware on January 19, 2018 (the “Certificate of Designations”), either (i) convert into Shares immediately prior to the Effective Time pursuant to Section 8(c)(i) of the Certificate of Designations, (ii) be exchanged for a “Substantially Equivalent Security” (as defined in the

Certificate of Designations) pursuant to Section 8(c)(ii) of the Certificate of Designations or (iii) be redeemed by the Company for cash at a price per share equal to 101% of the Liquidation Preference (as defined in the Certificate of Designations) pursuant to Section 8(c)(iv) of the Certificate of Designations. Each holder of Shares issued upon conversion of shares of Company Preferred Stock pursuant to Section 2.1(b)(i) shall receive the Merger Consideration in exchange for such Shares. Notwithstanding anything in this Agreement to the contrary, any election by the holders of shares of Company Preferred Stock pursuant to this Section 2.1(b) must be made in accordance with the terms of Section 8(c) of the Certificate of Designations.

(c) Cancelled Shares and Subsidiary Shares.

(i) Each Share that is held directly by the Company in treasury and each Share that is held directly by Parent or Merger Sub immediately prior to the Effective Time (such Shares, the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(ii) Each Share that is held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or any direct or indirect wholly owned Subsidiary of Merger Sub immediately prior to the Effective Time (such Shares, the “Subsidiary Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into that certain number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(d) Conversion of Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and, together with the shares of common stock of the Surviving Corporation issued in respect of the Subsidiary Shares as set forth in Section 2.1(c)(ii), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(e) Fractional Units. No fractional Common Units shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(e), a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional Common Unit representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Common Units equal to the excess of (i) the aggregate number of Common Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) over (ii) the aggregate number of whole Common Units to be issued to the holders of Shares pursuant to Section 2.2(b). No certificates or scrip representing fractional Common Units shall be issued in the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional Common Units, the Exchange Agent shall make available such amounts to such holders of Shares, without interest, subject to and in accordance with Section 2.2.

(f) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares or outstanding Common Units shall occur as a result of any reclassification, stock or unit split (including a reverse stock or unit split) or combination, exchange or readjustment of shares or units, or any stock or unit dividend or stock or unit distribution with a record date during such period, the Merger Consideration, Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Merger Consideration, Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items shall be references to the Merger Consideration, Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(f) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(g) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares (other than Cancelled Shares and Subsidiary Shares) that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders properly exercising appraisal rights available under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration or the consideration set forth in Section 2.1(b), as applicable, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s rights to appraisal under the DGCL. Holders of Dissenting Shares shall be entitled to payment of the appraised value of the Dissenting Shares held by them to the extent permitted by and in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such holder’s Shares shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration or the consideration set forth in Section 2.1(b), as applicable, without interest and less any required Tax withholding as provided in Section 2.3. The Company shall give Parent and Merger Sub (i) prompt written notice of any demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL, and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, which will not be unreasonably withheld or delayed, voluntarily make or agree to make any material payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging Certificates for Merger Consideration. Prior to the Effective Time, (i) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares (other than the Cancelled Shares, Subsidiary Shares and Dissenting Shares), Common Units (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a) and Section 5.6(c) and an amount of cash sufficient to effect the delivery of the Merger Consideration to the holders of the Shares (other than Cancelled Shares, Subsidiary Shares and Dissenting Shares). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Common Units issuable and cash sufficient to make any distributions pursuant to Section 2.2(c). All Common Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) business day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon surrender of the Certificates (including by delivery of the Shares, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.2(f)), to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the certificates or book-entry notations representing Shares (in each case, “Certificates”) in exchange for, the Merger Consideration, cash in lieu of any fractional Common Units pursuant to Section 2.1(e) and any distributions payable pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Shares shall be entitled to receive in exchange therefor, as applicable, that number of whole Common Units (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 and payment by cash or check of that amount of cash Merger Consideration to which such holder is entitled pursuant to Section 2.1, that amount of cash in lieu of fractional Common Units which such holder is entitled to receive pursuant to Section 2.1(e) and any distributions payable pursuant to Section 2.2(c) to which such holder is entitled, and the Shares represented by the Certificates so surrendered shall forthwith be cancelled. If any cash payment is to be made to, or any Common Units constituting any part of the Merger Consideration is to be registered in the name of, a person other than the person in whose name the applicable surrendered Share is registered, it shall be a condition to the payment or registration thereof that the surrendered Certificate be in proper form for transfer and that the person requesting such payment or delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(e) or Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(e) or Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares. No distributions with respect to Common Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates with respect to the Common Units represented thereby, and no cash payment in lieu of fractional Common Units shall be paid to any such holder pursuant to Section 2.1(e), until such Certificate has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, (A) the number of whole Common Units (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 2.1, (B) payment by cash or check of that amount of cash Merger Consideration to which such holder is entitled pursuant to Section 2.1, (C) that amount of cash in lieu of fractional Common Units to which such holder is entitled pursuant to Section 2.1(e), and (D) the amount of distributions with a record date after the Effective Time theretofore paid with respect to such whole Common Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole Common Units.

(d) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. All Merger Consideration issued upon the surrender for exchange of Certificates representing Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(e) or Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates. After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional Common Units pursuant to Section 2.1(e) and any distributions pursuant to Section 2.2(c). Any amounts remaining unclaimed by holders of Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Share represented by such Certificate as contemplated by this Article II.

(g) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.3 Withholding. Each of Parent, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, Merger Sub and the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If withholding is taken in Common Units, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Common Units for an amount of cash equal to the fair market value of such Common Units at the time of such deemed sale.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) As used in this Agreement, a “Company Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) disclosed in the Company SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any section relating to forward-looking statements) or as disclosed in the Company Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, so long as such event, change, effect, development or occurrence does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which the Company or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for the Company’s raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request of Parent or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (H) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition), or (I) any changes in the share price or trading volume of the Shares or in the Company’s credit rating (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

(c) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (the “Company Organizational Documents”), in each case, as amended through the date hereof, and promptly upon request by Parent, the Company will make available to Parent the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of the Company.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 180,000,000 shares of Company Common Stock, (ii) 10,000,000 shares of Class B Common Stock, par value $0.01 per share (the “Company Class B Common Stock”) and (iii) 4,000,000 shares of preferred stock, par value $0.01 per share, of which 350,000 shares have been designated Series A Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share. As of September 13, 2019, (A) 78,963,892 shares of Company Common Stock were issued and 78,686,816 shares were outstanding, in each case excluding Company Restricted Shares, (B) 277,076 shares of Company Common Stock were held in treasury, (C) no shares of Company Class B Common Stock were issued or outstanding and (D) 350,000 shares of the Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock and Company Preferred Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Equity Awards described in the first sentence of Section 3.2(b), when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) As of September 13, 2019, there were (i) 190,976 Shares underlying Company RSU Awards, (ii) 534,161 Shares underlying Company PSU Awards assuming “target” performance, and (iii) 891,795 Company Restricted Shares. Except as set forth in Section 3.2(a) and this Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (v) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or such Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (w) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (x) redeem or otherwise acquire any such shares of capital stock or other equity interests, (y) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (z) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock, Company Class B Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) Other than the Support Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries and except as set forth in Section 3.2(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f) As used in this Agreement, “Company Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith and for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (D) not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property, (E) that is disclosed on the most recent consolidated balance sheet of the Company included in the Company SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (F) arising under or pursuant to the Company Organizational Documents or the organizational documents of any Subsidiary of the Company, (G) created pursuant to the agreements set forth on Section 3.2(f) of the Company Disclosure Schedule, (H) which an accurate up-to-date survey would show, (I) resulting from any facts or circumstances relating to Parent or its affiliates, or (J) that does not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business or (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any of its Subsidiaries otherwise has access, between the parties thereto.

(g) As used in this Agreement, “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

Section 3.3 Authority; Noncontravention.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by holders of a majority of the outstanding Company Common Stock and Company Preferred Stock (on an as-converted basis), voting as a single class, entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this

Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.21), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”). The Agreement has been duly and validly executed and delivered by the Company and, assuming the Agreement constitutes the legal, valid and binding agreement of the counterparty thereto, the Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms.

(b) Other than in connection with or in compliance with (i) the DGCL, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the New York Stock Exchange (the “NYSE”), (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any applicable antitrust, competition, merger control or similar Laws outside of the United States (“Foreign Antitrust Laws”), and (viii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, bureau, commission, commissioner, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement do not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Simultaneously with the execution of this Agreement, the Company has executed and delivered the Support Agreement.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2017 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the date thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheet as of June 30, 2019 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2017 have been, in compliance with all Environmental Laws, (iii) there has been no release of Hazardous Materials at any real property currently owned, leased or operated by the Company or any Subsidiary of the Company or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Subsidiary of the Company, (iv) the Company is not party to any order, judgment or decree that imposes any obligations on the Company or any of its Subsidiaries under any Environmental Law, (v) there have been no ruptures or explosions in the Company’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures or explosions have been fully resolved, and (vi) to the Company’s knowledge, there are no defects, corrosion or other damage to any of the Company’s Systems that would reasonably be expected to result in a pipeline integrity failure.

(b) As used in this Agreement:

(i) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of the date of this Agreement.

(ii) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(iii) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company or Parent or any of their Subsidiaries, as applicable, and used for the conduct of the business of the Company or Parent or any of their Subsidiaries as presently conducted.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendment thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any such Company Benefit Plan. For purposes of this Agreement, (i) “Company Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any material liability (contingent or otherwise), and (ii) “ERISA Affiliate” means, with respect to any person, trade or business, any other person, trade or business (whether or not incorporated), that together with such first person, trade or business, is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained, operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (B) all contributions required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements in accordance with GAAP, (C) each of the Company and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans, and (D) any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, and the Company has made available to Parent a copy of the most recent such letter for each such Company Benefit Plan and, to knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(c) Neither the Company nor any of its Subsidiaries maintains, contributes to or is required to contribute to or has any liability to any plan or arrangement which provides retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code.

(d) Except as set forth on Section 3.9(d) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to, any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or a multiemployer plan (as defined in Section 3(37) of ERISA).

(e) None of the Company Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(f) Except as set forth in Section 5.6 and Section 5.7 of this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other service provider of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, officer or other service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Company Benefit Plan.

(g) No amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee or other service provider of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(h) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code (i) has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Company or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(i) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States has been registered, listed, administered, funded and maintained in good standing, as applicable, in accordance with its terms and all applicable Laws.

(j) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Company’s knowledge, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. None of the information provided in writing by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Common Units in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement/prospectus relating to the Company Stockholders’ Meeting (the “Proxy Statement/Prospectus”) will, on the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting, but excluding any portion thereof based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Company.

Section 3.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) none of the Company and its Subsidiaries is a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the Federal Energy Regulatory Commission (“FERC”) thereunder (“NGA”), or a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder and (ii) none of the Company or its Subsidiaries is a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect neither the Company nor any of its Subsidiaries is a public utility under the Federal Power Act, 16 U.S.C. §§ 791a-825r and the regulations promulgated by the FERC thereunder (the “FPA”)

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries during the three years preceding the date hereof, with the FERC under the NGA, Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder (“NGPA”), the Interstate Commerce Act implemented by the FERC pursuant to 49 USC § 60502 and the regulations promulgated by the FERC thereunder (“ICA”), the FPA, PUHCA, the Department of Energy, the Federal Communications Commission (the “FCC”), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all Tax Returns that were required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on the Company or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Company Permitted Liens) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries;

(f) there is no written claim against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of the Company or any of its Subsidiaries;

(g) no claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of the Company or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Company or any of its Subsidiaries;

(i) none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or closing agreement with any Governmental Entity filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing Date or as a result of an intercompany transaction, installment sale or open transaction entered into on or prior to the Closing Date;

(j) none of the Company or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Company or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than any such agreement (1) arising in ordinary course commercial arrangements not primarily related to Taxes or (2) solely between the Company or any of its Subsidiaries);

(k) none of the Company or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than the members of the consolidated group of which the Company is the common parent, or has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes);

(l) none of the Company or any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(m) none of the Company or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(n) there are no limitations on the utilization of the net operating losses, tax credit carryovers or other tax attributes of the Company or any of its Subsidiaries under Section 382 through Section 384 of the Code (or any analogous or similar provisions of Law) or the separate return limitation year rules under the Treasury Regulations promulgated under Section 1502 of the Code (or any analogous or similar provisions of Law), other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement; and

(o) each of the Company’s Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code.

Section 3.15 Employment and Labor Matters

(a) Except as set forth on Schedule 3.15(a) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor union, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (ii) there are no existing or, to the knowledge of the Company, threatened strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (“Company Employees”), (iii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to Company Employees.

(b) Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are, and for the past three years have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither the Company nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by the Company in the past three years (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

(c) As used in this Agreement, “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each material real property (and each real property at which material operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary, other than Company Real Property Leases and Rights-of-Way (such owned real property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Company Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the limitation of such enforcement by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”) and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the lessor thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company or its Subsidiaries in the operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries has such Rights-of-Way that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Company Permitted Liens); (ii) the Company and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) the Company and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Company nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Company, there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Company and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all pipelines operated by the Company and its Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 3.18 Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice of any pending or, to the knowledge of the Company, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Jefferies LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the holders of Company Common Stock (other than the Company and its affiliates) pursuant to this Agreement is fair, from a financial point of view. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $25 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $25 million; and

(vii) any material lease or sublease with respect to a Company Leased Real Property.

All contracts of the types referred to in clauses (i) through (vii) above are referred to herein as “Company Material Contracts.” “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Finders or Brokers. Except for Jefferies LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22 State Takeover Statute. Assuming the accuracy of the representations and warranties set forth in Section 4.21, the Board of Directors of the Company has taken all necessary action to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and no other Takeover Laws are applicable to the Merger, this Agreement or any of the transactions contemplated hereby. As used in this Agreement, “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.23 No Additional Representations.

(a) The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, unitholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, (i) Parent and Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub and their respective Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub and their respective Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As used in this Agreement, a “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) disclosed in the Parent SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any section relating to forward-looking statements) or as disclosed in the Parent Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, so long as such event, change, effect, development or occurrence does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for Parent’s raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request of the Company, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (H) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or

(I) any changes in the share price or trading volume of the Common Units or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.

(c) Parent has made available to the Company prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of Parent (the “Parent Certificate of Limited Partnership”), and (ii) the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer LP, dated as of February 8, 2006 (the “Parent Partnership Agreement” and, together with the Parent Certificate of Limited Partnership, the “Parent Organizational Documents”), in each case, as amended through the date hereof, and promptly upon request, Parent will make available to the Company the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of Parent.

Section 4.2 Equity Interests.

(a) The authorized equity interests of Parent consist of Common Units, Class A Units representing limited partner interests in Parent (the “Class A Units”) and a non-economic general partner interest (the “General Partner Interest”). As of September 13, 2019, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 2,626,959,845 Common Units, (ii) 647,745,099 Class A Units and (iii) the General Partner Interest. As of September 13, 2019, 38,179,855 Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”), of which amount 21,682,764 Common Units were subject to outstanding awards under the Parent Equity Plans. All outstanding equity securities of Parent are duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(b) Except as set forth in Section 4.2(a) or as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any Common Units, Class A Units or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such partnership units or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership units or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Common Units, Class A Units or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of equity securities of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(g) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding equity interests of each Subsidiary of Parent, free and clear of any Liens other than Parent Permitted Liens, and all of such equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for equity interests in Parent’s Subsidiaries and except as set forth in Section 4.2(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) As used in this Agreement, “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of a Parent Leased Real Property, (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent, (G) created pursuant to the agreements set forth on Section 4.2(h) of the Parent Disclosure Schedule, (H) which an accurate up-to-date survey would show, (I) resulting from any facts or circumstances relating to the Company or its affiliates, or (J) that does not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as currently operated; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business or (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has the requisite partnership or limited liability company power and authority to enter into this Agreement. (i) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent GP and Parent, as the sole member of Merger Sub, and (ii) no other entity or equity-holder proceedings on the part of Parent, Merger Sub or their respective equity holders are necessary to authorize the consummation of the transactions contemplated hereby. Parent GP has approved the execution and delivery of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Common Units (the “Unit Issuance”) in connection with the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the counterparty thereto, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms.

(b) Other than in connection with or in compliance with (i) the DGCL, (ii) the Delaware LLC Act, (iii) the Exchange Act, and the rules promulgated thereunder, (iv) the Securities Act, and the rules promulgated thereunder, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the NYSE, (vii) the HSR Act and any applicable Foreign Antitrust Laws, and (viii) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Simultaneously with the execution of this Agreement, each of Parent and Merger Sub have executed and delivered the Support Agreement.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2017 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent GP as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Management of Parent GP has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent GP has disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent GP (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits. (a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2017, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination, or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2017 have been, in compliance with all Environmental Laws, (iii) there has been no release of Hazardous Materials at any real property currently owned, leased or operated by Parent or any Subsidiary of Parent or, to the knowledge of Parent, formerly owned, leased or operated by Parent or any Subsidiary of Parent, (iv) Parent is not party to any order, judgment or decree that imposes any obligation on Parent or any of its Subsidiaries under any Environmental Law, (v) there have been no ruptures or explosions in Parent’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures or explosions have been fully resolved and (vi) to Parent’s knowledge, there are no defects, corrosion or other damage to any of Parent’s Systems that would reasonably be expected to result in a pipeline integrity failure.

Section 4.9 Employee Benefit Plans. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material liability (contingent or current) (the “Parent Benefit Plans”) has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and (ii) all contributions required to be made under the terms of any Parent Benefit Plan have been timely made or, if not yet due, have been properly reflected in Parent’s financial statements in accordance with GAAP. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries maintains, contributes to or is required to contribute to, or has any liability (including on behalf of or in respect of an ERISA Affiliate) with respect to, any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or a multiemployer plan (as defined in Section 3(37) of ERISA).

Section 4.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. None of the information provided in writing by Parent or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof based on information supplied by Parent or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Parent.

Section 4.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is, or has been in the past three years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three years preceding the date hereof, with the FERC under the NGA, NGPA, the ICA, the PUHCA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.14 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by Parent or any of its Subsidiaries, or for which Parent or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on Parent or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Parent Permitted Liens) on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries;

(f) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of Parent or any of its Subsidiaries;

(g) no claim has ever been made by a Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that Parent or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of Parent or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of Parent or any of its Subsidiaries;

(i) none of Parent or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or closing agreement with any Governmental Entity filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing Date or as a result of an intercompany transaction, installment sale or open transaction entered into on or prior to the Closing Date;

(j) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than any such agreement (1) arising in ordinary course commercial arrangements not primarily related to Taxes or (2) solely between the Parent or any of its Subsidiaries);

(k) none of Parent or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than the members of the consolidated group of which ETP Holdco Corporation is the common parent, or has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes);

(l) none of Parent or any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(m) none of Parent or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(n) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(o) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation.

Section 4.15 Employment and Labor Matters.

(a) Except for such matters as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (ii) there are no existing or, to the knowledge of Parent, threatened strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries (“Parent Employees”), (iii) to the knowledge of Parent, there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to Parent Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of Parent, threatened with respect to Parent Employees.

(b) Except for such matters that would not, individually or in the aggregate, have a Parent Material Adverse Effect, Parent and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither Parent nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by Parent (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

Section 4.16 Real Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has good and valid title to each material real property (and each real property at which material operations of Parent or any of its Subsidiaries are conducted) owned by Parent or any Subsidiary other than Parent Real Property Leases and Rights-of-Way (such owned real property collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of Parent or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Parent Leased Real Property,” and such leases subleases and other agreements are, collectively, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Parent Permitted Liens and Permitted Encumbrances. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect, subject to the Remedies Exceptions and (B) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, exists under any Parent Real Property Lease, and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among Parent and its Subsidiaries or among Parent’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Parent Owned Real Property by Parent in the operation of its business thereon, and (iii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Owned Real Property or Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (i) each of Parent and its Subsidiaries has such Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Parent Permitted Liens); (ii) Parent and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) Parent and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither Parent nor any of its Subsidiaries have received written notice of, and to the knowledge of Parent there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of Parent and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all pipelines operated by Parent and its Subsidiaries have and are entitled to the benefits of all Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 4.17 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received notice of any pending or, to the knowledge of Parent, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 4.18 Material Contracts.

(a) Except for this Agreement, Parent’s Benefit Plans and agreements filed as exhibits to Parent SEC Documents, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of Parent or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of Parent or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $100 million;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between Parent and its Subsidiaries or among Parent’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by Parent or any of its Subsidiaries in excess of $100 million; and

(vii) any material lease or sublease with respect to a Parent Leased Real Property.

All contracts of the types referred to in clauses (i) through (vii) above are referred to herein as “Parent Material Contracts.”

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract. Each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.19 Finders or Brokers. Except for Bank of America Merrill Lynch, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.20 Lack of Ownership of Company Voting Stock. Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” of Parent or any of its Subsidiaries (as such terms are defined in Section 203 of the DGCL) beneficially owns (or has beneficially owned in the past three years) directly or indirectly, any “voting stock” (as defined in Section 203 of the DGCL) of the Company or other securities convertible into, exchangeable for or exercisable for “voting stock” of the Company or any securities of any Subsidiary of the Company (including for purposes of Section 203 of the DGCL), and neither Parent nor any of its Subsidiaries has any rights to acquire any “voting stock” of the Company except pursuant to this Agreement.

Section 4.21 Available Funds. As of the Closing Date, Parent will have immediately available to it cash, available lines of credit or other sources of immediately available funds sufficient to consummate the Merger and the other transactions contemplated hereby and required for the satisfaction of all of Parent’s and Merger Sub’s payment obligations under this Agreement, including payment of the cash portion of the Merger Consideration, the consideration set forth in Section 2.1(b), if any, any amounts necessary to fund any portion of the Company Indebtedness to be redeemed at the Closing and any amounts payable in accordance with Section 5.16 at the Closing.

Section 4.22 No Additional Representations.

(a) Parent and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representations or warranties not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent and/or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to Parent and Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to the Parent or Merger Sub, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and the Company shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable charter documents, and shall not permit any of its Subsidiaries to adopt any amendments to its articles of incorporation or by-laws or similar applicable charter documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, and (3) regular quarterly cash dividends with customary record and payment dates on the shares of the Company Common Stock not in excess of $0.4725 per share per quarter;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $10 million in the aggregate, except (1) as contemplated by the Company’s 2019-2020 capital expenditure plan, previously provided to Parent (the “Company 2019-2020 Forecast”) (whether or not such acquisition, loan, advance, capital contribution or investment is made in the same fiscal year as set forth in the Company 2019-2020 Forecast) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $10 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, (A) authorize any capital expenditures in excess of $10 million in the aggregate, except for (1) expenditures contemplated by the Company 2019-2020 Forecast (whether or not such capital expenditure is made in the same fiscal year as set forth in the Company 2019-2020 Forecast) or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, or (B) authorize or commit to make any charitable contributions not authorized or contractually committed prior to the date of this Agreement or (C) make any charitable contributions except as set forth on Section 5.1(b)(G) of the Company Disclosure Schedule;

(H) except as required by any Company Benefit Plan as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to the Company’s directors, officers, employees or other service providers, other than customary increases in the ordinary course of business consistent with past practice for non-officer level employees, not to exceed 2% in the aggregate, (2) enter into or amend any employment, change of control, severance or retention agreement with any director, officer or employee of the Company, except (x) for customary employment agreements entered into with any newly hired employees outside of the United States who are not officers or (y) for severance agreements entered into with employees who are not officers in connection with terminations of employment, in each case, in the ordinary course of business consistent with past practice, (3) establish, adopt, enter into, terminate or amend any Company Benefit Plan (or any other employee benefit plan that would be a Company Benefit Plan if in effect on the date hereof), except as expressly permitted under clause (2) above, as required by applicable Law or for annual renewals of group benefit plans in the ordinary course of business consistent with past practice that would not result in material additional or increased costs, (4) enter into, terminate or amend any collective bargaining agreement, (5) make any change in the key management structure of the Company or any of its material Subsidiaries, including the hiring of additional officers or the termination of existing officers (other than for cause), (6) grant any Company Equity Awards, or (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses);

(I) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(J) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this

Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company Equity Awards outstanding on the date hereof, (2) the sale of shares of Company Common Stock pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”) with respect to the offering period currently underway as of the date of this Agreement, or (3) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(K) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b)(L), and (5) any indebtedness incurred pursuant to the Company Credit Agreement or the SemCAMS Credit Agreement not to exceed $50 million; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(M) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, in a manner or with an effect that is materially adverse to the Company and its Subsidiaries, taken as a whole;

(N) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents or (2) that do not exceed $10 million in the aggregate;

(O) shall not (except in the ordinary course of business) (1) change its fiscal year or any material method of Tax accounting, (2) make, change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material liability for Taxes, (4) file any material amended Tax Return or (5) or surrender a claim for a material refund of Taxes;

(P) except as otherwise permitted by this Agreement or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity, (2) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 5.1(b)(L), (3) prepayment and repayment of revolving loans in the ordinary course of business, and (4) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(Q) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (P) of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that the business of Parent and its Subsidiaries shall be conducted in the ordinary course of business, and Parent shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Parent Permits and preserve their relationships with customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(A) shall not adopt any material amendments to the Parent Organizational Documents or the organizational documents and governance arrangement of Parent GP;

(B) shall not, and shall not permit any of their Subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, and (3) regular quarterly cash distributions with respect to the Common Units and the Energy Transfer Operating Preferred Units as set forth in Section 5.2(b)(C) of the Parent Disclosure Schedule;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any merger, consolidation, restructuring or reorganization solely among Parent and its Subsidiaries or among Parent’s Subsidiaries or in connection with an acquisition not prohibited by clause (E) of this Section 5.2(b);

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in Parent or any securities convertible into or exchangeable for any such equity interest or other ownership interest, or any rights, warrants or options to acquire any such equity interest, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) as set forth in Section 5.2(b)(F) of the Parent Disclosure Schedule, (2) issuances of Common Units in respect of any exercise of Parent equity awards and settlement of any Parent equity awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b), (3) the sale of Common Units pursuant to the exercise of options to purchase Common Units if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (4) the grant of equity compensation awards under the Parent Equity Plans, or (5) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(G) shall not directly or indirectly, purchase, redeem or otherwise acquire any equity securities of Parent or any rights, warrants or options to acquire any such equity securities, except (1) as set forth on Section 5.2(b)(G) of the Parent Disclosure Schedule or (2) for transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(H) shall not take any action or fail to take any action that would reasonably be expected to cause Parent to be treated, for U.S. federal income tax purposes, as a corporation; and

(I) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (H) of this Section 5.2(b).

Section 5.3 Mutual Access.

(a) For purposes of furthering the transactions contemplated hereby, each of the Company and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ key employees and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither the Company nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of August 23, 2019, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 Non-Solicitation; Acquisition Proposals; Change in Recommendation.

(a) Except as permitted by this Section 5.4, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Company shall not, and the Company shall cause its Subsidiaries and its and their respective directors, officers, employees not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage, induce or facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries or afford access to the business, properties, books or records of the Company or any of its Subsidiaries, to any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to an Acquisition Proposal or any inquiries regarding an Acquisition Proposal, (iii) engage or participate in or otherwise facilitate any discussions or negotiations with any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to an Acquisition Proposal, (iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (vi) unless the Board of Directors of the Company, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties the Board of Directors of the Company to the stockholders of the Company under applicable Law, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (vii) resolve or agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Section 5.4, prior to obtaining the Company Stockholder Approval, the Company, or the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative, may (A) furnish non-public information regarding the Company or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Company and any of its Subsidiaries to, any person and (B) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide Acquisition Proposal if (x) the Board of Directors of the Company, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written and bona fide Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Offer and (y) if (1) such Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.4, (2) the Company provides to Parent the notice required by Section 5.4(b) with respect to such Acquisition Proposal, and (3) the Company furnishes any non-public information provided to the maker of the Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement, a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Company and such person shall permit such person to make any Acquisition Proposal to the Board of Directors of the Company), and to the extent such non-public information has not been made available to Parent, the Company provides or makes available such non-public information to Parent substantially concurrent with the time that it is provided to such other person. Nothing in this Section 5.4 shall prohibit the Company, or the Board of Directors, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Company is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.4, or (2) disclosing factual information regarding the business, financial condition or results of operations of the Company, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned Subsidiary of the Company with respect to such Subsidiary, or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (2), (i) the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and (ii) the Company complies with the obligations set forth in the proviso in Section 5.4(g). So long as the Company and its Representatives have otherwise complied with this Section 5.4, none of the foregoing shall prohibit the Company and its Representatives from contacting any persons or group of persons who has made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(b) The Company shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives’ receipt of any Acquisition Proposal or any inquiry or request for discussions or negotiations regarding an Acquisition Proposal or non-public information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal, advise Parent (orally and in writing) of such Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Acquisition Proposal, and, (i) if it is in writing, a copy of such Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof), in each case including any modifications thereto. The Company shall keep Parent informed in all material respects on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change).

(c) Immediately following the execution of this Agreement, the Company shall, shall cause its Subsidiaries and their respective officers, directors, employees and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Acquisition Proposal.

(d) Except as otherwise provided in Section 5.4(e) and Section 5.4(f), neither the Board of Directors of the Company nor any committee thereof may: (i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to Parent, including by failing to include the Company Recommendation in the Proxy Statement/Prospectus; (ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Acquisition Proposal; (iii) fail to reaffirm the Company Recommendation within five (5) business days of a request therefor by Parent following the date on which any Acquisition Proposal or material modification thereto is received by the Company or is published, sent or communicated to the Company’s stockholders; provided that if the Company Stockholders’ Meeting is scheduled to be held within five (5) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Company Stockholders’ Meeting (provided, that Parent may not make any such request on more than two (2) occasions with respect to each Acquisition Proposal, which for these purposes includes any revision, amendment, update or supplement to such Acquisition Proposal); (iv) fail to publicly announce, within five (5) business days after a tender offer or exchange offer relating to the securities of the Company shall have been commenced, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender offer or exchange offer and affirms the Company Recommendation; or (v) approve any transaction under, or any third party becoming, an “interested stockholder” under, Section 203 of the DGCL (or similar concepts under any other applicable Takeover Law) (any action described in this Section 5.4(d), a “Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of the Company may at any time prior to receipt of the Company Stockholder Approval, make a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(h), if (and only if): (i) (A) a written Acquisition Proposal (that did not result from a material breach of Section 5.4(a)) is made by a third party after the date hereof, and such Acquisition Proposal is not withdrawn, (B) the Company’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes a Superior Offer and (C) following consultation with outside legal counsel, the Board of Directors of the Company determines that the failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(h) would be reasonably likely to be inconsistent with the fiduciary duties owed by the Board of Directors of the Company to the stockholders of the Company under applicable Law; and (ii) (A) the Company provides Parent seventy-two (72) hours’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 5.4(b), (B) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Offer or taking any action pursuant to Section 7.1(h) with respect to a Superior Offer, the Company shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement, such that the Acquisition Proposal ceases to constitute a Superior Offer, and (C) the Board of Directors of the Company

shall have considered in good faith any changes to the terms of this Agreement proposed in writing by Parent, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal would continue to constitute a Superior Offer if such changes of this Agreement proposed in writing by Parent were to be given effect; provided that, in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 5.4(e), except that the required seventy-two (72) hour period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 5.4(e) shall be shortened to a forty-eight (48) hour period in each instance.

(f) Other than in connection with a Superior Offer (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company from making a Change of Recommendation in response to an Intervening Event to the extent that (i) the Board of Directors of the Company, or any committee thereof, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to effect a Change of Recommendation would be reasonably likely to be inconsistent with of its fiduciary duties under applicable Law, and (ii) (A) the Company provides Parent seventy-two (72) hours’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Change of Recommendation, the Company shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Board of Directors to make a Change of Recommendation pursuant to this Section 5.4(f), and (C) the Board of Directors of the Company, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement offered in writing by Parent, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with the fiduciary duties owed by the Board of Directors of the Company to the stockholders of the Company under applicable Law.

(g) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Company with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of the Company.

(h) As used in this Agreement:

(i) “Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Parent, Merger Sub or their respective affiliates) relating to any Acquisition Transaction;

(ii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than Parent, Merger Sub or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Company and its Subsidiaries equal to twenty-five percent (25%) or more of the Company’s consolidated assets (based on their fair market value thereof) or to which twenty-five percent (25%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) twenty-five percent (25%) or more of any class of equity securities of the Company entitled to vote with respect to the adoption of this Agreement; and

(iii) “Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Board of Directors of the Company as of the date of this Agreement, which event, fact, circumstance, development, occurrence, magnitude or material consequences becomes known to or by the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided, however, that, to the extent that the Intervening Event shall relate to an event, change, effect, development or occurrence involving Parent or any of its Subsidiaries, then such event, change, effect, development or occurrence shall not constitute an Intervening Event if such event, change, effect, development or occurrence is: (i) generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, unless such event, change, effect, development or occurrence disproportionately affects Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate; or (ii) resulting from or arising out of (a) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (b) any changes or developments in prices for oil, natural gas or other commodities or for Parent’s raw material inputs and end products, (c) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (e) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in an Intervening Event), or (f) any changes in the unit price or trading volume of the Common Units or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in an Intervening Event), except, in each case with respect to clauses (a), (b) and (d), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate; and

(iv) “Superior Offer” means a written Acquisition Proposal to acquire at least (A) seventy-five percent (75%) of the equity securities of the Company or (B) seventy-five percent (75%) of the assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof), in either case on terms that the Board of Directors of the Company, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (i) if accepted, reasonably likely to be consummated and (ii) more favorable to the Company’s stockholders (including, without limitation, from a financial point of view) than the Merger and the transactions contemplated by this Agreement (taking into account at the time of determination any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing and after taking into account such factors deemed relevant by the Board of Directors of the Company, or any committee thereof, including the form of consideration, timing, likelihood of consummation, required approvals, conditions to consummation, and other factors that the Board of Directors may consider in the exercise of its fiduciary duties).

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Common Units in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock and Company Preferred Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b) The Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider the adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company will, except in the case of a Change of Recommendation, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c) Notwithstanding anything in this Agreement to the contrary, the Company may, in consultation with Parent, postpone or adjourn the Company Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, (ii) if there are insufficient shares of Company Common Stock and Company Preferred Stock present to constitute a quorum to conduct business at such meeting, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholders’ Meeting or (iv) if the Company has delivered any notice contemplated by Section 5.4(e) and the time periods contemplated by Section 5.4(e) have not expired.

Section 5.6 Equity-Based Awards.

(a) Each award of restricted share units that corresponds to Shares and vests solely based on the passage of time (each, a “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, shall be assumed by Parent and converted into a restricted unit award with respect to

Common Units (each an “Assumed RSU Award”). Each Assumed RSU Award shall be converted into a restricted unit award to receive a number of Common Units equal to the product obtained by multiplying (x) the number of Shares subject to such Company RSU Award immediately prior to the Effective Time by (y) a ratio equal to (A)(1) the Per Share Cash Amount divided by (2) the closing price of one Common Unit on the NYSE on the day prior to the Closing Date plus (B) the Exchange Ratio (such ratio, the “Equity Exchange Ratio”), rounded up or down to the nearest whole Common Unit. Each Assumed RSU Award shall (i) otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable to the Company RSU Award immediately prior to the Effective Time and (ii) fully accelerate upon a termination without “cause,” for “good reason” or a result of the holder’s death or disability (as such terms are defined in Section 5.6(a) of the Company Disclosure Schedule).

(b) Each award of performance share units that corresponds to Shares (each, a “Company PSU Award”), that is outstanding and vested as of the Effective Time, shall, as of the Effective Time, be cancelled in exchange for the payment of the Merger Consideration with respect to the number of Shares equal to the total number of Shares with respect to which such Company PSU Award has vested prior to the Effective Time. The Surviving Corporation shall issue to the holders of Company PSU Awards the Merger Consideration in respect of the applicable number of Shares described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five business days following the Effective Time. Each Company PSU Award that is outstanding and unvested as of the Effective Time shall automatically, and without any required action of the holder thereof, be cancelled without consideration.

(c) Each award of restricted Company Common Stock that is outstanding immediately prior to the Effective Time (the “Company Restricted Shares,” together with the Company RSU Awards and the Company PSU Awards, the “Company Equity Awards”) shall be assumed by Parent and converted into a restricted unit award with respect to Common Units (each an “Assumed Restricted Stock Award”). Each Assumed Restricted Stock Award shall be converted into a restricted unit award representing a contractual right upon vesting to receive a number of Common Units equal to the product obtained by multiplying (x) the number of Shares subject to such Assumed Restricted Stock Award immediately prior to the Effective Time by (y) the Equity Exchange Ratio, rounded up or down to the nearest whole Common Unit. Each Assumed Restricted Stock Award shall otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable to the Company Restricted Shares immediately prior to the Effective Time. Each Assumed Restricted Stock Award shall (i) otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable to the Company Restricted Shares immediately prior to the Effective Time, (ii) have distribution equivalent rights, and (iii) fully accelerate upon a termination without “cause,” for “good reason” or a result of the holder’s death or disability (as such terms are defined in Section 5.6(a) of the Company Disclosure Schedule).

(d) Notwithstanding the foregoing, each Company Restricted Share and Company RSU Award that is outstanding immediately prior to the Effective Time that is held by a non-employee director of the Board of Directors (a “Director Restricted Share Award”) shall, as of the Effective Time, become fully vested and shall be cancelled in exchange for the payment of the Merger Consideration with respect to the total number of Shares subject to such Director Restricted Share Award. The Surviving Corporation shall issue to the holders of Director Restricted Share Awards the Merger Consideration in respect of the applicable number of Shares described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) business days following the Effective Time.

(e) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a duly authorized committee thereof, and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and applicable Laws to ensure that (i) no new offering period under the ESPP shall begin after September 30, 2019; (ii) with respect to the current offering period set to end on September 30, 2019 any remaining contributions held in the participant accounts under the ESPP after the purchase of shares of Company Common Stock at the end of such offering period shall be returned to the participant (without interest) after the last business day of the offering, (iii) the ESPP shall terminate in its entirety immediately prior to the Closing and no further rights shall be granted or exercised under the ESPP thereafter. Notwithstanding any restrictions on transfer of stock in the ESPP, all shares of Company Common Stock purchased under the ESPP shall be treated in accordance with Section 2.1(a).

(f) The Company shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date, Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or wages (as applicable) that are no less favorable than the annual base salary or wages (as applicable) provided to such Current Employees immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits in effect for such Current Employees as immediately prior to the Effective Time, as set forth on Section 5.7(a)(ii) of the Company Disclosure Schedule, and (iii) other compensation and employee benefits that are substantially comparable in the aggregate to either, at Parent’s election, (A) the other compensation and employee benefits provided to similarly situated employees of Parent and its Subsidiaries, or (B) the other compensation and employee benefits provided to such Current Employees immediately prior to the Effective Time (excluding equity compensation, defined benefit and supplemental pensions and retiree medical benefits).

(b) For purposes of vesting, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for purposes of benefit accrual under any defined benefit pension plan) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Current Employees after the Effective Time (the “New

Plans”), each Current Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Current Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, and (iii) credit amounts paid under any Old Plan providing medical, dental, pharmaceutical and/or vision benefits under any corresponding New Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs. For purposes of this Agreement, “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(c) Each Current Employee who as of immediately prior to the Effective Time is eligible for an annual bonus under a Company Benefit Plan for 2019, is employed by the Surviving Corporation or its affiliates on December 31, 2019 and is not terminated for cause (as defined in Section 5.7(c) of the Company Disclosure Schedule) shall receive an annual bonus for 2019 (to the extent such bonus is not otherwise paid prior to the Effective Time) in an amount equal to not less than 100% of the target amount of such bonus (the “2019 Annual Bonuses”); provided that if such Current Employee is terminated without cause (as such term is defined in Section 5.7(c) of the Company Disclosure Schedule) prior to December 31, 2019, such Current Employee shall remain entitled to receive a pro-rated portion of his or her 2019 Annual Bonus based on the number of days such Current Employee was employed during the 2019 calendar year. The 2019 Annual Bonuses shall be payable no later than date annual bonuses are paid to Parent’s other similarly situated employees, but in any event before March 15, 2020.

(d) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(e) If requested by Parent, subject to the terms of any such Company Benefit Plan and applicable Law, the Company shall both (i) terminate any Company Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Company 401(k) Plan”) and (ii) fully vest each Current Employee in his or her account balance in such Company 401(k) Plan, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Company shall provide Parent with executed resolutions of its or, as applicable, its Subsidiary’s Board of Directors authorizing such termination and amending any such Company 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws. The Company shall also take and/or cause its Subsidiaries to take such other actions in furtherance of the termination of each Company 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Company 401(k) Plan following the ERISA Effective Date.

(f) In the event of the termination, pursuant to Section 5.7(d), of any Company 401(k) Plan (each such terminated Company 401(k) Plan, a “Terminated Company 401(k) Plan”), Parent or its applicable Subsidiary shall cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Parent or its applicable Subsidiary (a “Parent 401(k) Plan”) to immediately accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and its Subsidiaries with respect to such individuals’ account balances (including loans) under such Terminated Company 401(k) Plan, if elected by any such individuals. The rollovers described herein shall comply with applicable Law, and Parent and its Subsidiaries shall make all filings and take any actions required of such party under applicable Law in connection therewith. Current and former employees of the Company and its Subsidiaries who are participants in a Terminated Company 401(k) Plan immediately prior to the Effective Time shall be eligible immediately as of the Effective Time to participate in a Parent 401(k) Plan.

(g) Prior to the Closing Date, the Company shall take all actions necessary to amend the Key Employee Severance Plan and the Severance Pay Plan as set forth on Section 5.7(g) of the Company Disclosure Schedule.

(h) Nothing in this Section 5.7 shall be construed as an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment or termination of any Benefit Plan in accordance with its terms. Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time, subject to any rights to severance or other separation benefits accrued as of the applicable termination date under a Company Benefit Plan. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement (including any Benefit Plan of Parent or its Subsidiaries) for any purpose.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries and Affiliates to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, consent or approval from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as practicable, (ii) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as reasonably practicable, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Merger or any of the proposed transactions, each of the Company, Parent, and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) as promptly as practicable (and in any event not more than fifteen business days) after the date hereof, make their respective filings under the HSR Act, (ii) make available to the other party such information as the other party may reasonably request in order to make its HSR Act filing or respond to information or document requests by any relevant Governmental Entity, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated hereby, and (iv) keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications or correspondence between the Company or Parent, or any of their respective Subsidiaries or Affiliates, and any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions. Prior to transmitting any communications, advocacy, white papers, information responses or other submissions to any Governmental Entity (or members of their respective staffs) in connection with the Merger or the other transactions contemplated by this Agreement, the Company and Parent shall permit counsel for the other parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other parties in connection therewith. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate.

(c) In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to satisfy the conditions to closing identified in Section 6.1 of this Agreement, including (i) responding to and complying with, as promptly as reasonably practicable, any request for information or documentary material regarding the Merger or the other transactions contemplated by this Agreement from any relevant Governmental Entity and (ii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions as soon as reasonably practicable, and in any event, prior to the End Date.

(d) Parent agrees to take, or cause to be taken (including by its Subsidiaries and Affiliates), any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve such objections, if any, that a Governmental Entity may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable and in any event no later than the End Date, including without limitation, (x) proposing, negotiating, committing to and effecting by consent decree, hold separate order, or otherwise, (i) the sale, divestiture, license, transfer or other disposition of any businesses, assets, equity interests, product lines or properties of Parent (or any of its Subsidiaries or Affiliates), (ii) the creation, termination, amendment, modification or divestment of any contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of Parent or its Subsidiaries or Affiliates, (iii) any restrictions, impairments, agreements or actions that would limit Parent’s or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or their ability to own, manage, operate, conduct and retain, any of their businesses, assets, equity interests, product lines or properties or (iv) any other remedy or condition of any kind, in each case in order to obtain any approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations or other confirmations or to avoid the commencement of any action to prohibit the Merger, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or delay the Closing beyond the End Date.

(e) As used in this Agreement, “Regulatory Law” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Robinson-Patman Act, as amended, the NGA, the ICA, the NGPA, the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, the Pipeline Safety Act of 2011, the Hazardous Materials Safety Improvement Act of 2012, the PIPES Act of 2016, the Fixing Americas Surface Transportation Act, the PUHCA, the Communications Act of 1934, as amended, the HSR Act, the Federal Trade Commission Act, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including all antitrust, competition, merger control or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

Section 5.9 Takeover Statutes. If any Takeover Law may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. Except (a) following any Change of Recommendation or (b) with respect to action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 5.4, so long as this Agreement is in effect, Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Each of Parent and the Company may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificates of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) Parent and the Surviving Corporation shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by with the Company Organizational Documents and the DGCL to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Company in its sole discretion elects, then the Company may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.11(c). If a “tail policy” is purchased, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent and the Surviving Corporation under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Common Units (including derivative securities with respect to Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Intended Tax Treatment. Parent and the Company each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes and pursuant to the Merger, each holder of Company Common Stock will be deemed to contribute its Company Common Stock to Parent in exchange for Merger Consideration and the deemed assumption of each such holder’s share of the liabilities of Parent pursuant to Section 752 of the Code. Parent and Company each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes, such deemed transaction is intended to qualify for non-recognition of gain or loss pursuant to Section 721 of the Code but will be characterized as a disguised sale transaction described in section 707(a)(2)(B) of the Code with respect to any amounts treated as a transfer of consideration pursuant to Treasury Regulation Section 1.707-3(a)(1) (such treatment, the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313 of the Code, each of Parent and Company agrees not to make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other party to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

Section 5.15 NYSE Listing. Parent shall cause the Common Units to be issued in the Merger and such other Common Units to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.16 Financing Assistance.

(a) Following the date of this Agreement and prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide to Parent such reasonable and customary cooperation in connection with any financing by Parent or any of its Subsidiaries in connection with the Merger, in each case as may be reasonably requested by Parent, Merger Sub or their Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, upon reasonable request, (i) furnish the report of the Company’s auditor on the three most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such reports, including in documents filed with the SEC under the Securities Act, in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the arrangers, underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any additional financial statements, schedules, business or other financial data relating to the Company and its Subsidiaries as may be reasonably necessary to consummate any such financing; it being understood that Parent shall be responsible for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the Securities Act or as may be customary in connection with any such financing; (iii) provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed arrangers, lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s auditors, as applicable, in connection with any such financing, at reasonable times and upon reasonable advance notice; (iv) make available the employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with Parent’s or its Subsidiaries’ preparation of business projections, financing documents and offer materials; (v) obtain the cooperation and assistance of counsel to the Company and its Subsidiaries in providing customary legal opinions and other services; (vi) assist in the preparation of (but not entering into or executing) documents, opinions and certificates, and other agreements (including indentures or supplemental indentures) and take other actions that are or may be customary in connection with any such financing or necessary or desirable to permit Parent or its Subsidiaries to fulfill conditions or obligations under the financing documents, provided that such agreements shall be conditioned upon, and shall not take effect until, the Effective Time; (vii) assist in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent; (viii) permit Parent or its Subsidiaries’ reasonable use of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, in connection with any such financing (subject to advance review of and consultation with respect to such use), (ix) participate in a reasonable number of meetings and presentations with arrangers and prospective lenders and investors, as applicable (including the participation in such meetings of the Company’s senior management), in each case at times and locations to be mutually agreed, and (x) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals.

(b) Notwithstanding anything in this Section 5.16 to the contrary, in fulfilling its obligations pursuant to this Section 5.16, (i) none of the Company, its Subsidiaries or its Representatives shall be required to (x) pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (y) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing; or (z) give any indemnities that are effective prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives). In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 5.16 will require the Company, its Subsidiaries or their respective Representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any financing is obtained or pledge any collateral with respect to any financing prior to the Closing. Nothing in this Section 5.16 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this

Section 5.16 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the Board of Directors of the Company to approve any financing or contracts related thereto prior to the Effective Time (it being understood and agreed that all such certificates, opinions or resolutions shall be delivered by any officer or board members of the Surviving Corporation immediately after the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificates.

(c) At the request of Parent, the Company shall deliver to Parent at least two business days prior to the Closing Date payoff letters from any third-party lenders (or agents therefor), trustees, or other holders of indebtedness of the Company or its Subsidiaries (or representatives therefor), as applicable, in the customary forms of such lenders, trustees or other holder of indebtedness or otherwise in form reasonably satisfactory to Parent, with respect to the indebtedness or obligations of the Company and its Subsidiaries set forth in Section 5.16(c) of the Company Disclosure Schedule. At the sole cost and expense of Parent, the Company shall reasonably cooperate with Parent in replacing any letters of credit issued pursuant to the facilities evidencing the above referenced indebtedness or obligations.

(d) The Company shall, at the request of Parent, (i) call for prepayment or redemption, or prepay or redeem, (ii) attempt to renegotiate the terms of, (iii) commence an offer to purchase and/or consent solicitation or (iv) satisfy and discharge or defease any then-existing indebtedness for borrowed money of the Company or any of its Subsidiaries; provided, however, that the Company and its Subsidiaries shall not be obligated to make or cause to become effective any such action (nor shall the Company or any of its Subsidiaries be required to incur any cost or liability in respect thereof) prior to the Effective Time. For the avoidance of doubt, any redemption, prepayment or other payment made to satisfy and discharge or defease such portion of the Company Indebtedness prior to or at the Closing shall be the obligation of Parent. Parent shall prepare all necessary and appropriate documentation in connection with any action described above, and provide the Company with a reasonable opportunity to comment on such documents. Parent and the Company shall, and shall cause their respective Subsidiaries and Representatives to, reasonably cooperate with each other in the preparation of such documents.

Section 5.17 Tulsa Office. At the Effective Time and for no less than two (2) years thereafter, Parent and the Surviving Corporation shall maintain an office in the Tulsa, Oklahoma metropolitan area.

Section 5.18 Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained;

(b) No injunction, order or decree by any court or other Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect, no Law shall have been adopted or be effective, and no agreement with any Governmental Entity shall be in effect, in each case that prohibits or prevents the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) All waiting periods (and extensions thereof) applicable to the Merger or the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated; and

(d) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than in Section 4.2(a), Section 4.2(g), Section 4.10(b) and Section 4.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) and Section 4.2(g) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.10(b) and Section 4.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Parent GP, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied; and

(d) The Common Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in Section 3.2(a), Section 3.2(e), Section 3.10(b) and Section 3.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.2(a) and Section 3.2(e) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 3.10(b) and Section 3.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period;

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after Company Stockholder Approval has been obtained:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to June 30, 2020 (the “End Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b) or Section 6.1(c), shall have been satisfied or shall be capable of being satisfied at such time, the End Date shall automatically be extended to September 30, 2020, which date shall thereafter be deemed to be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Parent, if an injunction or other Law shall have been entered, enacted or become effective permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction or other Law has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the adoption of this Agreement was taken, and the Company Stockholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure in such a manner that would make it reasonably likely that such breach or failure will be cured prior to the End Date, in each case after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by Parent, prior to the Company Stockholder Approval (i) in the event of a Change of Recommendation or (ii) if the Company shall have Willfully Breached any of its obligations under Section 5.4; and

(h) by the Company, prior to obtaining the Company Stockholder Approval and if the Company has complied in all material respects with its obligations under Section 5.4, in order to enter into a definitive agreement with respect to a Superior Offer (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 7.1(h)); provided that any such purported termination by the Company pursuant to this Section 7.1(h) shall be void and of no force or effect unless the Company pays to Parent the Breakup Fee in accordance with Section 7.3(a).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3 and, subject to Section 7.3(f), liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee; Expenses.

(a) If this Agreement is terminated by the Company pursuant to Section 7.1(h) [Superior Offer], then the Company shall pay to Parent the Breakup Fee by wire transfer of same day federal funds to the account specified by Parent upon termination of this Agreement, and as a condition to the effectiveness of such termination.

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(g)(ii) [Willful Breach], then the Company shall pay to Parent, within three (3) business days after the date of termination, the Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(c) If this Agreement is terminated by Parent pursuant to (i) Section 7.1(g)(i) [Change of Recommendation] or (ii) Section 7.1(f) [Breach of Representation or Failure to Perform Covenant], so long as the breach giving rise to the right to terminate this Agreement pursuant to Section 7.1(f) was the Company’s failure to call and hold a Company Stockholders’ Meeting in violation of its obligations under Section 5.5(b), and, in each of cases (i) or (ii), prior to such termination and after the date of this Agreement, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or disclosed or otherwise communicated to the Board of Directors of the Company and not have been withdrawn prior to such termination, then the Company shall pay to Parent, within three (3) business days after the date of termination, the Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(d) If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d) [No Company Stockholder Approval] and prior to the Company Stockholders’ Meeting, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Board of Directors of the Company and not have been withdrawn prior to the Company Stockholders’ Meeting, then the Company shall pay to Parent the Parent Expenses, by wire transfer of same day federal funds to the account specified by Parent within three (3) business days following the Company Stockholders’ Meeting, and, if within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Company shall pay to Parent an amount equal to the Breakup Fee minus the Parent Expenses previously paid or reimbursed by the Company, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Company’s entry into such agreement or the consummation of any such Acquisition Transaction.

(e) If this Agreement is terminated by Parent pursuant to Section 7.1(g)(i) [Change of Recommendation] in circumstances where the Breakup Fee is not payable pursuant to Section 7.3(c), then the Company shall pay to Parent the Parent Expenses, by wire transfer of same day federal funds to the account specified by Parent within three (3) business days following termination of this Agreement, and, if within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Company shall pay to Parent an amount equal to the Breakup Fee minus the Parent Expenses previously paid or reimbursed by the Company, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Company’s entry into such agreement or the consummation of any such Acquisition Transaction.

(f) Solely for purposes of this Section 7.3, “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to seventy-five percent (75%).

(g) As used in this Agreement, “Parent Expenses” means the documented out-of-pocket expenses incurred and paid by or on behalf of Parent in connection with the Merger and the other transactions contemplated by this Agreement, including any documented commitment, underwriting, extension, ticking, structuring, fronting, duration, upfront fees or similar fees required to be paid in connection with arranging financing for the transactions contemplated by this Agreement; provided that in no event shall the Parent Expenses exceed $27,250,000.

(h) As used in this Agreement, “Breakup Fee” means $54,500,000.

(i) Upon payment of the Breakup Fee and/or the Parent Expenses, as applicable, to Parent pursuant to Section 7.3(a), 7.3(b), 7.3(c), 7.3(d) or 7.3(e), no parties shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or its stockholders or Parent or its unitholders, as applicable; provided that nothing herein shall release any party from liability arising out of or the result of fraud. The parties acknowledge and agree that in no event shall the Company be required to pay the Breakup Fee, as applicable, on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Company fails to pay promptly the amounts due pursuant to this Section 7.3, the Company will also pay to Parent interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable out-of-pocket expenses (including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (a) fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Form S-4 (including applicable SEC filing fees) and (b) filing fees payable under the HSR Act and Foreign Antitrust Laws shall be borne equally by Parent and the Company.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by an courier (with confirmation of delivery), in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, TX 75225

Facsimile:    214-981-0703

Attention:    Tom Long

                    Tom Mason

Email:          tom.long@energytransfer.com

                      tom.mason@energytransfer.com

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile:    (713) 546-7401

Attention:    William N. Finnegan IV

                     Debbie P. Yee

Email:          bill.finnegan@lw.com

                     debbie.yee@lw.com

To the Company:

SemGroup Corporation

Two Warren Place

6120 S. Yale Avenue, Suite 1500

Tulsa, OK 74136-4231

Attention:    General Counsel

Email:          slindberg@semgroup.com

with copies to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Facsimile:    (713) 836-3601

Attention:    Sean T. Wheeler, P.C.

                    Douglas E. Bacon, P.C.

                    Allan Kirk

Email:         sean.wheeler@kirkland.com

                     douglas.bacon@kirkland.com

                    allan.kirk@kirkland.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that (i) Merger Sub may assign any of its rights and delegate any of its obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations hereunder, (ii) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the Company, so long as, in each of (i) and (ii), such assignment does not delay the Closing. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transaction contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the Support Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Company or Parent and Merger Sub, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.11, (ii) the right of the Company’s stockholders to receive the Merger Consideration on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) As used in this Agreement:

(i) “affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding the foregoing, (A) none of USA Compression Partners, LP, Sunoco LP or their respective Subsidiaries shall be deemed affiliates of Parent or any of Parent’s other Subsidiaries and (B) each of White Cliffs Pipeline, L.L.C., Maurepas Pipeline, LLC, SemCAMS Midstream ULC and Key Access Pipeline shall be deemed affiliates of the Company.

(ii) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

(iii) “Company Credit Agreement” means the Amended and Restated Credit Agreement, dated as of September 30, 2016, as amended from time to time, among the Company, the guarantors named therein, the lenders named therein, and Wells Fargo Bank, National Association, as administrative agent and collateral agent, and all pledge, security, guaranty and other agreements and documents related thereto.

(iv) “Company Indebtedness” means the debt outstanding and all obligations due under the Company Credit Agreement.

(v) “Energy Transfer Operating Preferred Units” means, collectively, the 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units and 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units of Energy Transfer Operating, L.P.

(vi) “knowledge” means (A) with respect to Parent and its Subsidiaries, the actual knowledge, after reasonable investigation of, the individuals listed in Section 8.15(d) of the Parent Disclosure Schedule and (B) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable investigation of, the individuals listed in Section 8.15(d) of the Company Disclosure Schedule.

(vii) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(viii) “SemCAMS Credit Agreement” means the Amended and Restated Credit Agreement, dated as of June 13, 2019, as amended from time to time, among SemCAMS Midstream ULC, the lenders named therein, the other parties party thereto, and The Toronto-Dominion Bank, as agent, and all pledge, security, guaranty and other agreements and documents related thereto.

(ix) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses. Notwithstanding the foregoing, (x) none of USA Compression Partners, LP, Sunoco LP or any of their respective Subsidiaries shall be deemed Subsidiaries of Parent or Energy Transfer Operating, L.P. and (y) each of White Cliffs Pipeline, L.L.C., Maurepas Pipeline, LLC, SemCAMS Midstream ULC and Key Access Pipeline shall be deemed Subsidiaries of the Company.

(x) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(xi) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(xii) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(xiii) “Willful Breach” means a material breach, or failure to perform, that is the consequence of an act or omission of a Representative or a Subsidiary of the Company with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Acquisition Proposal	Section 5.4(h)(i)
Acquisition Transaction	Section 5.4(h)(ii) and Section 7.3(f)
Action	Section 5.11(b)
affiliates	Section 8.15(a)(i)
Agreement	Preamble
Assumed Restricted Stock Award	Section 5.6(c)
Assumed RSU Award	Section 5.6(a)
Balance Sheet Date	Section 3.6
Benefit Plans	Section 5.7(b)
Breakup Fee	Section 7.3(i)
business day	Section 8.15(a)(ii)
Cancelled Shares	Section 2.1(c)(i)
Certificate of Designations	Section 2.1(b)
Certificate of Merger	Section 1.3
Certificates	Section 2.2(b)
Change of Recommendation	Section 5.4(d)
Class A Units	Section 4.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.3
Common Units	Section 2.1(a)
Company	Preamble
Company 2019-2020 Forecast	Section 5.1(b)(E)
Company 401(k) Plan	Section 5.7(e)
Company Approvals	Section 3.3(b)
Company Benefit Plans	Section 3.9(a)
Company Class B Common Stock	Section 3.2(a)
Company Common Stock	Section 2.1(a)
Company Disclosure Schedule	Preamble to Article III
Company Employees	Section 3.15(a)

Company Equity Awards	Section 5.6(c)
Company Indebtedness	Section 8.15(a)(iv)
Company Intellectual Property	Section 3.16(a)
Company Leased Real Property	Section 3.17(a)
Company Material Adverse Effect	Section 3.1(b)
Company Material Contracts	Section 3.20(a)
Company Organizational Documents	Section 3.1(c)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.7(b)
Company Permitted Lien	Section 3.2(f)
Company Preferred Stock	Section 2.1(b)
Company PSU Award	Section 5.6(b)
Company Real Property Leases	Section 3.17(a)
Company Recommendation	Section 3.3(a)
Company Restricted Shares	Section 5.6(c)
Company RSU Award	Section 5.6(a)
Company SEC Documents	Section 3.4(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders’ Meeting	Section 5.5(b)
Confidentiality Agreement	Section 5.3(b)
Contract	Section 3.20(a)
control	Section 8.15(a)(i)
Current Employees	Section 5.7(a)
Delaware LLC Act	Section 1.1
Delaware LP Act	Section 3.2(e)
DGCL	Section 1.1
Director Restricted Share Award	Section 5.6(d)
Dissenting Shares	Section 2.1(g)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Energy Transfer Operating Preferred Units	Section 8.15(a)(v)
Environmental Law	Section 3.8(b)(i)
Equity Exchange Ratio	Section 5.6(a)
ERISA	Section 5.7(b)
ERISA Affiliate	Section 3.9(a)
ERISA Effective Date	Section 5.7(e)
ESPP	Section 5.1(b)(J)
Exchange Act	Section 3.3(b)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
FCC	Section 3.13(c)
FERC	Section 3.13(a)
Foreign Antitrust Laws	Section 3.3(b)
Form S-4	Section 3.12
FPA	Section 3.13(b)

GAAP	Section 3.4(b)
General Partner Interest	Section 4.2(a)
Governmental Entity	Section 3.3(b)
Hazardous Materials	Section 3.8(b)(ii)
HSR Act	Section 3.3(b)
ICA	Section 3.13(c)
Indemnified Party	Section 5.11(b)
Intended Tax Treatment	Section 5.14
Intervening Event	Section 5.4(h)(iii)
IT Assets	Section 3.16(c)
knowledge	Section 8.15(a)(vi)
Law or Laws	Section 3.7(a)
Lien	Section 3.3(c)
Maximum Amount	Section 5.11(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Plans	Section 5.7(b)
NGA	Section 3.13(a)
NGPA	Section 3.13(c)
NYSE	Section 3.3(b)
Old Plans	Section 5.7(b)
Parent	Preamble
Parent 401(k) Plan	Section 5.7(f)
Parent Approvals	Section 4.3(b)
Parent Benefits Plans	Section 4.9
Parent Certificate of Limited Partnership	Section 4.1(c)
Parent Disclosure Schedule	Preamble to Article IV
Parent Employees	Section 4.15(a)
Parent Equity Plans	Section 4.2(a)
Parent Expenses	Section 7.3(h)
Parent GP	Recitals
Parent Leased Real Property	Section 4.16(a)
Parent Material Adverse Effect	Section 4.1(b)
Parent Material Contracts	Section 4.18(a)
Parent Organizational Documents	Section 4.1(c)
Parent Owned Real Property	Section 4.16(a)
Parent Partnership Agreement	Section 4.1(c)
Parent Permits	Section 4.7(b)
Parent Permitted Lien	Section 4.2(h)
Parent Real Property Leases	Section 4.16(a)
Parent SEC Documents	Section 4.4(a)
Per Share Cash Amount	Section 2.1(a)
Permitted Encumbrances	Section 3.17(a)
person	Section 8.15(a)(vii)
Proxy Statement/Prospectus	Section 3.12

PUHCA	Section 3.13(a)
Regulatory Law	Section 5.8(e)
Remedies Exceptions	Section 3.17(a)
Remedy Action	Section 5.8(d)
Representatives	Section 5.3(a)
Rights-of-Way	Section 3.2(g)
Sarbanes-Oxley Act	Section 3.5
SEC	Section 3.4(a)
Securities Act	Section 3.3(b)
SemCAMs Credit Agreement	Section 8.15(a)(viii)
Share	Section 2.1(a)
Subsidiary	Section 8.15(a)(ix)
Subsidiary Shares	Section 2.1(c)(ii)
Superior Offer	Section 5.4(h)(iv)
Support Agreement	Recitals
Surviving Corporation	Section 1.1
Systems	Section 3.8(b)(iii)
Takeover Laws	Section 3.22
Taxes	Section 8.15(a)(x)
Tax Return	Section 8.15(a)(xi)
Terminated Company 401(k) Plan	Section 5.7(f)
Termination Date	Section 5.1(a)
Treasury Regulations	Section 8.15(a)(xii)
under common control with	Section 8.15(a)(i)
Unit Issuance	Section 4.3(a)
Warburg	Recitals
Willful Breach	Section 8.15(a)(xiii)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
	Name:	Thomas E. Long
	Title:	Chief Financial Officer

NAUTILUS MERGER SUB LLC

By:	/s/ Thomas E. Long
	Name:	Thomas E. Long
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

SEMGROUP CORPORATION

By:	/s/ Carlin Conner
	Name:	Carlin Conner
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]